Filed by Genesis Microchip Inc. pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Genesis Microchip Inc.

Commission File No.: 000-33477

Filing Date: June 5, 2003

The following is a series of slides that were presented by Allen Alley, Chairman and Chief Executive Officer of Pixelworks, Inc. and James Donegan, Chairman and Chief Executive Officer of Genesis Microchip Inc. to attendees of the Salomon Smith Barney Fourth Annual Semiconductor Conference on June 5, 2003:

[INSERT POWER POINT]

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Jim Donegan Chairman/CEO Genesis Microchip	Allen Alley Chairman/CEO Pixelworks

Safe Harbor

This discussion will contain forward-looking statements within the meaning of the federal securities laws, including statements about the growth of the display market and our financial performance. The forward-looking statements are subject to risks and uncertainties that could cause the results to differ from those projected.

          The risks and uncertainties include the actual growth of the display market, the acceptance of our products in that market, our ability to introduce new products on a timely basis, changes in product mix, our ability to integrate acquired technologies, and general economic conditions. Other risk factors are listed in our SEC reports, including but not limited to the Form S-4 registration statement filed by Pixelworks on April 18, 2003, and the most recent annual reports on Form 10-K and quarterly reports on Form 10-Q filed by each of Genesis and Pixelworks.

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Three Powerful Product Waves

Monitors

Projectors

GENESIS

pixelworks

Advanced TV

GENESIS DISPLAY PERFECTION

pixelworks

Three Powerful Product Waves

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5.5 Billion Presentations

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Projector Forecast

1,000 of units

5,600
4,363
3,127
2,087
1,143
1,361
1,551
2000
2001
2002
2003
2004
2005
2006
Business

Source: Pacific Media Associates July 2002

pixelworks

Projector Forecast

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Source: Pacific Media Associates July 2002	pixelworkstm

Projector Forecast

1,000 of units

7,005
5,247
3,572
2,285
1,686
1,445
1,212
34% CAGR
2000
2001
2002
2003
2004
2005
2006
Consumer
Business

Source: Pacific Media Associates July 2002

pixelworks

Projector Forecast

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Source: Pacific Media Associates July 2002	pixelworkstm

Projectors Crack the $1,000 Barrier

InFocus
AMERICAS
SELECT A REGION
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PRODUCTS HOME | BUSINESS PROJECTORS | HOME PROJECTORS | SOFTWARE | ACCESSORIES
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WEBMASTER | LEGAL USE | CONTACT US | SITE MAP
Copyright © 1999-2003 InFocus Corporation. All Rights Reserved.

GENESIS DISPLAY PERFECTION

Used with permission of InFocus Corporation

pixelworks

Projectors Crack the $1,000 Barrier

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Projectors Crack the $1,000 Barrier

EPSON
Multimedia Projectors
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V11H128020
Estimated Price: $999.
Where to Buy
$999.00
Overview
Ultra bright 1200 ANSI lumens; weighs just 7 lbs
Multiple inputs for both computer and high-end video compatibility including, component, s-video, and composite
Monitor out capability for simultaneous viewing on monitor and screen
Color-coded cables for easy setup
Quick start-up and shut-down time
Soft carrying case included
Outstanding EPSON service and support (free for the duration of the two-year warranty)

Used with permission of Epson America

Projectors Crack the $1,000 Barrier

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Projector Forecast

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Source: Pacific Media Associates July 2002	pixelworkstm

Projector Customers

●	INFOCOMM 2002 All of the top 14 brands introduced products Powered by Pixelworks
●	The most revolutionary products are Powered by Pixelworks

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One Billion Monitors

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Monitor History

1,000,000 of units
2
3
4
1997
1998
1999
2000

Source: Genesis Microchip/DisplaySearch 2003

Monitor History

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Monitor History

1,000,000 of units
2
3
4
17
34
1997
1998
1999
2000
2001
2002

Source: Genesis Microchip/DisplaySearch 2003

GENESIS
DISPLAY PERFECTION

Monitor History

GRAPHIC

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Genesis Monitor Success

1,000,000 of units

1
3
3
1997
1998
1999
2000

Source: Genesis Microchip/DisplaySearch 2003

Genesis Monitor Success

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Genesis Monitor Success

1,000,000 of units

22
12
1
3
3
1997
1998
1999
2000
2001
2002

Source: Genesis Microchip/DisplaySearch 2003

Genesis Monitor Success

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One Billion TVs

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What is your next TV?

x TV

GENESIS DISPLAY PERFECTION

pixelworks

What is your next TV?

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This is your next TV

Blend
57%
Press to Close
PIP Controls
Web Browser
pixelworks
http://www.blairracing.com
BLAIR
Alex Finishes 8th In Miami Grand Prix
Click Here

next TV

GENESIS DISPLAY PERFECTION

pixelworks

This is your next TV

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LCD Television Forecast

1,000 of units
30,000
20,000
10,000
0
680
1,800
4,000
8,000
12,000
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

LCD Television Forecast

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20" LCD TVs Crack the $1,000 Barrier

SHARP AQUOS
20" LCD TV
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SHARP AQUOS
Sharp AQUOS 20" LCD Flat Panel TV
with Built-in Stereo Speakers & Subwoofer

GENESIS DISPLAY PERFECTION

pixelworks

20” LCD TVs Crack the $1,000 Barrier

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LCD Television Forecast

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Digital Television Forecast

1,000 of units
30,000
20,000
10,000
0
2,400
3,300
5,100
7,800
11,900
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

Digital Television Forecast

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Rear Projection Television Forecast

1,000 of units
30,000
20,000
10,000
0
2,200
3,000
5,000
6,100
7,500
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

GENESIS DISPLAY PERFECTION
pixelworks

Rear Projection Television Forecast

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Plasma Television Forecast

1,000 of units
30,000
20,000
10,000
0
450
790
1,470
2,160
2,840
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

GENESIS DISPLAY PERFECTION

pixelworks

Plasma Television Forecast

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Advanced Television Forecast

1,000 of units
30,000
20,000
10,000
0
5,730
8,890
15,570
24,060
34,240
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

GENESIS DISPLAY PERFECTION

pixelworks

Advanced Television Forecast

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Pixelworks Advanced Video Processing

noise reduction

color space conversion

motion adaptive processing

ghost removal

line doubling

edge enhancement

and more…

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Flat Panel Displays Achieve Faster Growth

100%
80%
60%
40%
20%
0%
Market Share
FPD
CRT
1999
2000
2001
2002
2003
2004
2005

GENESIS DISPLAY PERFECTION

pixelworks

Flat Panel Displays Achieve Faster Growth

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The Merger of Genesis and Pixelworks

March, 2003

Announcement

GENESIS
DISPLAY PERFECTION

pixelworks

Merging into One Company

Creating

Leading Provider of Innovative –
Cost Effective IC Solutions For Advanced Displays

GENESIS
DISPLAY PERFECTION

pixelworks

Announcement

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Company Strengths

Genesis

- Best of Class Monitor Technology
- Mixed Signal Integration
- Operational Strength, >40Mu shipped
- 140+ Patents Issued
- Award Winning Faroudja Video
- Brand Recognition

Pixelworks

- Best of Class Projection Technology
- Feature Innovation
- Smart Integration Technology
- System Engineering Expertise
- Advanced Video Processing, HDTV
- Broad Applications Experience

Company Strengths

•	Best of Class Monitor Technology	•	Best of Class Projection Technology
•	Mixed Signal Integration	•	Feature Innovation
•	Operational Strength, >40Mu shipped	•	Smart Integration Technology
•	140+ Patents Issued	•	System Engineering Expertise
•	Award Winning Faroudja Video	•	Advanced Video Processing, HDTV
•	Brand Recognition	•	Broad Applications Experience

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Strategy: Why are we doing this?

GENESIS DISPLAY PERFECTION

- Leader in LCD Monitor ICs
- Digital TV Technology

Flat Panel TV

pixelworks

- Leader in Projector ICs
- TV Solutions

Flat Panel TV

GENESIS DISPLAY PERFECTION

pixelworks

Strategy: Why are we doing this?

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Strategy: Why are we doing this?

GENESIS DISPLAY PERFECTION

pixelworks

Leader in LCD Monitor ICs

Digital TV Technology

Leader in Projector ICs

TV Solutions

Drive Flat Panel TV Technology

Your Partner for advanced display ICs

Strategy: Why are we doing this?

GRAPHIC

LOGO	Your Partner for advanced display ICs	pixelworkstm

The New Organization

Chairman of the Board James Donegan 7 Directors Allen Alley President and CEO
Hans Olsen Executive Vice President Chief Operating Officer	Anders Frisk Executive Vice President Products and Marketing	Jeff Bouchard Executive Vice President Chief Financial Officer	Eric Erdman Executive Vice President Corporate Development

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The New Company: Strategy

•	Leadership in LCD monitor controllers

•	Leadership in projector ICs

•	CRT TV product initiative

•	Drive flat panel TV adoption

•	Total Customer Satisfaction

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The New Company

	•	More Technology
		–	Faroudja Video, nDSP, Mixed Signal, …
		–	More advancement and innovation in video technology

	•	More Products
		–	Monitors, Projectors, CRT TVs, LCD TVs

	•	More Technical Support
		–	Korea, Taiwan, Japan, China, North America, Europe, India

	•	Lower Costs
		–	Manufacturing Volume, > 10Mu per quarter
		–	More competitive pricing

	•	Financial Strength
		–	$200M+ Cash, $300M+ Revenue

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Additional Information and Where to Find It

In connection with the proposed Pixelworks/Genesis merger, Pixelworks and Genesis filed a joint proxy statement/prospectus on Form S-4 on April 18, 2003 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT /PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pixelworks and Genesis with the SEC at the SEC’s web site at www.sec.gov or by contacting Pixelworks at 503-454-1750 and through Pixelworks’ website at www.pixelworks.com, or by contacting Genesis at 408-262-6599 and through Genesis’s website at www.genesismicrochip.com.

Pixelworks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Pixelworks’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 9, 2002. This document is available free of charge by contacting the SEC or Pixelworks as indicated above.

Genesis and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Genesis’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about August 15, 2002. This document is available free of charge by contacting the SEC or Genesis as indicated above.

END

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